

November 21, 2014

Via E-mail
Mr. Hin Kwok Sheung
Chief Executive Officer
Globalink, Ltd.
#210-4751 Garden City Road
Richmond, BC V6X 3M7, Canada

      Re: Globalink, Ltd.
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 31, 2014
               File No. 333-133961

Dear Mr. Sheung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 26

1. Please refer to the disclosures under the heading "Management's Annual Report on Internal Control over Financial Reporting." In order to comply with the disclosure requirements of Item 308(a)(3) of Regulation S-K, please amend your filing to clearly state management's conclusion as to whether your internal control over financial reporting was effective or ineffective as of December 31, 2013. In this regard, please note that you may not conclude that internal control over financial reporting was effective if you identified a material weakness in internal control over financial reporting. When you file your amendment, please ensure that you comply with Exchange Act Rule 12b-15.

<u>Signatures, page 35</u>

<u>Exhibits 31.1 and 32.1</u>

2. In your Form 8-K filed February 11, 2014, you disclosed that Hin Kwok Sheung was appointed as your new CEO effective February 1, 2014. We also note that on page 28 of your Form 10-K for the fiscal year ended December 31, 2013, you list Robin Young as your President/Director, and on the signature page on page 35, which is dated March 31, 2014, Mr. Young is listed as President/CEO and subsequently on the same page as Chief Financial Officer, Controller and Director. Further, within your certifications included as Exhibits 31.1 and 32.1, Mr. Young appears to have signed the certifications in the capacity as your Chief Executive Officer. We also note the same fact pattern presents itself in your Form 10-Q for the quarterly period ended March 31, 2014. As Mr. Sheung was your CEO as of the filing date of your Forms 10-K for the fiscal year ended December 31, 2013 and 10-Q for the quarterly period ended March 31, 2014, please tell us why you believe these filings were validly executed and signed, or amend each of these filings in their entirety to provide appropriate signatures and certifications. When preparing your response, please refer to the guidance in our Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief